UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49352

SEC MAIL PROCESSING RECEIVED MAR 0 4 2015 WASH., D.C. 201 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Jeffrey Matthews Financial Group, L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 B Vreeland Road
(No. and Street)

Florham Park (City) New Jersey (State) 07932 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene Stice 973-805-6222
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hoberman & Lesser, CPAs, LLP
(Name - *if individual, state last, first, middle name)*

226 West 26th Street (Address) New York (City) New York (State) 10001 (Zip Code)

CHECK ONE

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

15049867

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

KW 3/16

OATH OR AFFIRMATION

I, Jeffrey Halpert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Jeffrey Matthews Financial Group, L.L.C. as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMY WARREN
Notary Public of New Jersey
My Commission Expires 5/28/2018

Signature

Managing Member
Title

Amy Warren
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.
- ☑ (p) Exemption Review Report of Independent Registered Public Accounting Firm.

**For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).

HOBERMAN & LESSER, LLP
Certified Public Accountants & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of The Jeffrey Matthews Financial Group, L.L.C.

We have audited the accompanying financial statements of The Jeffrey Matthews Financial Group, L.L.C. which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Jeffrey Matthews Financial Group, L.L.C.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of The Jeffrey Matthews Financial Group, L.L.C. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of The Jeffrey Matthews Financial Group, L.L.C.'s financial statements. The supplemental information is the responsibility of The Jeffrey Matthews Financial Group, L.L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hoberman & Lesser, LLP

New York, NY
February 27, 2015

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

TABLE OF CONTENTS

HOBERMAN & LESSER, LLP
Certified Public Accountants & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of The Jeffrey Matthews Financial Group, L.L.C.

We have audited the accompanying financial statement of The Jeffrey Matthews Financial Group, L.L.C. which comprises the statement of financial condition as of December 31, 2014, and the related notes to the financial statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of The Jeffrey Matthews Financial Group, L.L.C. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Hoberman & Lesser, LLP

New York, NY
February 27, 2015

226 West 26th Street | New York, NY 10001-6785 | (212) 463-0900 | Fax: (212) 691-6452 | www.hobermanlesser.com

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS	
Cash	$ 71,168
Receivable from clearing organization	110,674
Deposit with clearing organization	100,000
Securities owned, at market value	9,259,216
Secured demand notes collateralized by marketable securities	767,578
Accrued interest receivable	132,468
Property and equipment - at cost, net	148,642
Other assets	452,543
	$ 11,042,289
LIABILITIES AND MEMBERS' EQUITY	
Payable to clearing organization	$ 7,837,598
Securities sold not yet purchased, at market value	122,035
Accrued interest payable	1,672
Accounts payable, accrued expenses and other liabilities	692,508
	8,653,813
Commitments	
Liabilities subordinated to claims of general creditors	767,578
Members' equity	1,620,898
	$ 11,042,289

See notes to financial statement.

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENT

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
The Jeffrey Matthews Financial Group, L.L.C. (the "Company"), organized in 1996, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company operates sales offices in New Jersey, New York, Connecticut, and Florida and acts as a broker and dealer of products consisting primarily of municipal bonds, corporate bonds and stocks.

Operating in the securities industry subjects the Company to economic and political trends and conditions.

Security transactions and related revenues and expenses are recorded on a trade date basis. All investments at December 31, 2014 are held by the Company's clearing organization.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Concentration of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents

Fair Value Measurements
United States generally accepted accounting principles ("GAAP") requires certain financial assets and liabilities to be measured at fair value. GAAP defines fair value, provides guidance for measuring fair value, requires certain disclosures and discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). GAAP also provides for a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)
The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect management's own assumptions.

Member Equity
In accordance with the operating agreement, each member has made an initial capital contribution to the Company in varying amounts of cash. Additional capital contributions shall be required only with the written consent of the members. No interest shall be due from the Company on any capital contribution of any member. Net income and net losses in respect of each fiscal year of the Company shall be allocated to the members, on the last day of such fiscal year, in amounts proportionate with the members' interests in the Company.

Depreciation and Amortization
Depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over estimated useful lives or the term of the lease, whichever is shorter.

Income Taxes
The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. The members' allocable share of the Company's income or loss are reportable on their income tax returns.

Federal, state and local income tax returns for years prior to 2011 are no longer subject to examination by tax authorities.

2 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading debt and equity securities recorded at market values, as follows:

	Owned	Sold, Not Yet Purchased
Federal, state and municipal obligations	$ 8,739,740	$122,035
Corporate obligations and stocks	519,476	-
	$ 9,259,216	$122,035

Stocks are valued based upon quoted market prices.

For Federal, state, municipal and corporate obligations, fair values are determined by third party pricing services that utilize proprietary pricing models to evaluate the holdings.

Corporate stocks totaling $14,388 are classified as Level 1 securities. All other securities owned are classified as Level 2 securities.

3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Office equipment	$ 134,291
Furniture and fixtures	193,939
Leasehold improvements	141,007
	469,237
Less - Accumulated depreciation and amortization	320,595
	$ 148,642

4 - OTHER ASSETS

Other assets consist of the following:

Prepaid expenses	$ 122,064
Security deposits	20,226
Notes receivable, employees	30,000
Due from employees	105,324
Other assets	174,929
	$ 452,543

5 - PAYABLE TO CLEARING ORGANIZATION

The payable to clearing organization represents loans collateralized by marketable securities and bears interest at the broker call rate less 0.25%. The broker call rate was 2.00% at December 31, 2014.

6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowings under subordination agreements, from related parties, at December 31, 2014 are as follows:

Liabilities pursuant to secured demand note collateral agreements are as follows:

Due April 01, 2016	$ 21,169
Due April 30, 2018	21,286
Due April 30, 2018	21,286
Due April 30, 2018	21,286
Due April 30, 2018	21,286
Due April 30, 2018	21,286
Due April 30, 2018	64,784
Due June 30, 2017	295,000
Due June 30, 2017	9,510
Due June 30, 2017	18,701
Due June 30, 2017	21,274
Due June 30, 2017	32,855
Due June 30, 2017	32,855
Due June 30, 2017	165,000
	$ 767,578

6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Continued)

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be eligible for repayment.

7 – GUARANTEES

ASC 460-10, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460-10 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying occurrence or nonoccurrence of a specified event that is related to an asset, liability or equity security of a guaranteed party. ASC 460-10 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness ofothers.

The Company guarantees all of the customer margin account balances held by its clearingbroker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of December 31, 2014, was $2,210,328. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

8 – COMMITMENTS

The Company is obligated under non-cancelable operating leases for vehicles, equipment, and office facilities expiring in various years through April 2019. In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes, maintenance and insurance.

The Company also rents four additional sales offices on a month to month basis requiring monthly payments totaling $4,724.

The future minimum rental payments are as follows:

Year Ending December 31,	Total	Offices	Other
2015	$ 160,459	$ 95,715	$ 64,744
2016	140,037	95,715	44,322
2017	123,733	95,715	28,018
2018	101,414	95,715	5,699
Thereafter	31,905	31,905	-
	$ 557,548	$ 414,765	$ 142,783

9 - RELATED PARTY TRANSACTIONS

See Note 6 for related party transaction.

10 - DEFERRED COMPENSATION PLAN

The Company maintains a 401(k) deferred compensation plan which covers substantially all full time employees. Participants are permitted, in accordance with the provisions of section 401(k) of the Internal Revenue Code, to contribute a portion of their gross earnings into the Plan. Employer contributions are made on a discretionary basis. There was no Employer contribution made for the year ended December 31, 2014.

11 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2014, the Company had net capital of $1,203,023, which exceeded requirements by $1,103,023. The ratio of aggregate indebtedness to net capital was 0.51 to 1.

12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices.

13 - RISKS AND UNCERTAINTIES

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the balance sheet.

14 - SECONDARY CLEARING RELATIONSHIP

In 2014 the Company entered into a secondary clearing relationship with another registered broker-dealer through which the secondary clearer utilizes the Company's clearing firm to clear its transactions. The Company's clearing firm maintains separate records of the activities of the secondary clearer however the Company is responsible for any errors or losses which the secondary clearer cannot pay. The secondary clearer maintains no customer accounts and only executes fixed income transactions with other registered broker-dealers on a riskless principal basis. As of December 31, 2014, the secondary clearer maintained a clearing deposit with the Company's clearing firm of $50,000 and a trading account balance of $27,401, which reflects the trading profits of the secondary clearer that have not yet been paid to the secondary clearer.

15 - SUBSEQUENT EVENTS

Events of the Company subsequent to December 31, 2014 have been evaluated through February 27, 2015, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2014. No subsequent events were identified that required disclosure.